SEC FILE NUMBER: 000-21467
CUSIP NUMBER: 69423U

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):   ☐Form 10-K     ☐ Form 20-F     ☐ Form 11-K     ☒ Form 10-Q   ☐ Form 10-D    ☐ Form N-SAR     ☐Form N-CSR

For Period Ended:                 March 31, 2009

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION
Pacific Ethanol, Inc. (Full Name of Registrant)
N/A (Former Name if Applicable)
400 Captiol Mall, Suite 2060 (Address of Principal Executive Office (Street and Number))
Sacramento, CA 95814 (City, State and Zip Code)

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Introductory Note:  Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

Pacific Ethanol, Inc. and its subsidiaries (collectively referred to as the “Company”) are engaged in the business of marketing and producing ethanol and its co-products.  The Company was unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 in a timely manner without unreasonable effort or expense because management needs additional time to complete the financial and other disclosures in the Quarterly Report.  The Company has been actively pursuing a number of alternatives, including seeking to restructure its debt and seeking to raise additional debt or equity financing, or both, and has been diligently negotiating with its various lenders.  However, there can be no assurance that the Company will be successful. If the Company cannot restructure its debt and obtain sufficient liquidity in the very near-term, the Company will need to seek protection under the U.S. Bankruptcy Code.  Because of the extraordinary demands that these activities have placed on the time and attention of the Company’s senior management and staff, the Company was unable to timely complete the financial and other disclosures in the Quarterly Report.  The Company plans to file its Quarterly Report by May 18, 2009, in compliance with Rule 12b-25.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Chrisopher W. Wright (Name)	(916) (Area Code)	403-2123 (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒     No ☐

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☒    No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been audited or otherwise reviewed by the Company’s independent auditors.  The Company’s final, unaudited results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Company anticipates reporting net sales of approximately $86.7 million for the three months ended March 31, 2009 as compared to net sales of $161.5 million for the same period in 2008.  The decrease in net sales resulted primarily from a decrease in both the volume of ethanol sold by the Company and lower average sales prices.  The volume of ethanol sold by the Company for the three months ended March 31, 2009 decreased by approximately 24% as compared to the same period in 2008.  The Company’s average sales price of ethanol decreased 28% to $1.65 per gallon for the three months ended March 31, 2009 from an average sales price of $2.30 per gallon for the same period in 2008.

The Company anticipates reporting a gross loss of approximately $11.1 million for the three months ended March 31, 2009 as compared to gross profit of $15.7 million for the same period in 2008.  The Company anticipates reporting that its gross margin was approximately negative 12.8% for the three months ended March 31, 2009 as compared to a gross profit margin of 9.7% for the same period in 2008.  The decline in the Company’s gross margins was primarily due to increased costs to operate its four ethanol production facilities in relation to their reduced production levels and lower average sales prices.

The Company anticipates reporting a net loss of approximately $23.9 million for the three months ended March 31, 2009 as compared to a net loss of $35.2 million for the same period in 2008.  The Company anticipates reporting loss available to common stockholders of approximately $24.7 million for the three months ended March 31, 2009, net of preferred stock dividends, as compared to a loss available to common stockholders of $36.3 million for the same period in 2008.

The Company anticipates reporting a diluted net loss per common share of approximately $0.43 for the three months ended March 31, 2009 as compared to a net loss per common share of $0.90 for the same period in 2008.  The Company had 57.0 million weighted-average basic and diluted shares outstanding for the three months ended March 31, 2009.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Pacific Ethanol, Inc. and its business that are not historical facts and are indicated by words such as “anticipates,” “expected,” “believes” and similar terms.  Such forward looking statements involve risks and uncertainties including, in particular, whether or not the final unaudited financial results as of, and for the three months ended March 31, 2009, will comport with the preliminary information summarized herein.   In addition, investors should also review the factors contained in the “Risk Factors” section of Pacific Ethanol’s Form 10-K filed with the Securities and Exchange Commission on March 31, 2009.

Pacific Ethanol, Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2009	By: /s/ Christopher W. Wright Name: Christopher W. Wright Title: Vice President, General Counsel & Secretary